



ORTHOGONAL

The Right Idea



INVESTING is a form of believing. It's insight, understanding, experience, and believing what we do and what we accomplish makes a difference. Investing not just our money, but ourselves as an extension of our value system. I believe in the future, in clean air, and in sustainable forms of energy to power our world, super foods to make us healthier, and products to extend life and cure disease.

MY NAME IS DAVID NIKZAD. I'm a serial entrepreneur and investor, and I've dedicated my career to these ideals. I want to extend this vision to my friends and associates so together we increase the power of our collective consciousness to drive these beliefs forward. Orthogonal is a group of people committed to investing broadly across a range of companies from inspired start-ups to later-stage, growing firms. Together, we support technologies in farming, earth-friendly packaging, progressive plant medicines, and other universally positive initiatives.

THE STRATEGY IS SIMPLE. We are not a fund. We are an operating company. We are the Berkshire Hathaway of socially conscious capitalism. And we intend to change the world for the healthier, accelerate disruption where it is needed, and make a goodly profit on the journey.



Orthogonal is the scientific principle of right angles.
For us it embodies the idea of progression via new and
unexpected means. What begins here, naturally connects
there. Based on the universal and exponential power of
tangential energy, Orthogonal is an investment strategy
which achieves success by riding tangents of possibility
through an environment of diverse, seasoned, and
unique individuals.

We employ an entirely new paradigm in opportunity-
assessment apart from the traditional investment
company. Not only do every one of our investments
hold the promise of great financial return, our decision
process also includes a company's potential to do
good for people and planet. Whether leveraging next-
generation technologies or ancient practices reimagined
for current day applications, every investment must
measure up. Way up.

OrthogonalThinker.com



There is a paradoxical truth to investing: it is often an unexpected tangential outlier that surfaces in the mix of expectations that will achieve exponential success. We are a group of individual thinkers, connected by similar values, poised at the right angles to stimulate expansive possibilities. We enjoy the exception, the thing that stands apart. We are each, in our own right, deeply experienced entrepreneurs drawn to outliers and their disruptive concepts.

As entrepreneurs, we also hold a singular respect for hard work and a hard-driving aesthetic. We engage a deep curiosity and scrutiny for the ethos and pathos of those people who imagine the possibilities, feel the vision, and live the day-in and day-out struggle of making it happen. The "idea" is nothing without humanity.

OrthogonalThinker.com



Hard work is exponentially multiplied by deep purpose. Sustainable farming, healing with cannabis, new and healthy food sources, technology to facilitate growth, genetics, positive social influence. These are the things that hold a lasting place in our life and consciousness. Through their attractive power, they generate positive outcomes by making the world a better place to live. Orthogonal delivers this concept for investors to profit and the world to benefit.

On the following pages, be inspired by the range of companies currently representing our portfolio. Diverse disciplines that share a common thread: a goal to elevate our contribution to the world. Do good and make money doing it. We believe this is not only financially desirable, but a social and cultural responsibility as well.

OrthogonalThinker.com



STRANGE WAYS:
WHAT MAKES US DIFFERENT?

1. **Do good is good:** We believe good Karma, synchronicity, and intention really are things. Things that help make money. And a new paradigm by which to evaluate value, worth and potential.
2. **Insight, intuition:** We were first money and a pre-institutional investor in *Betterment* in 2009. Currently valued at $1B, plus managing $13B in assets.
3. **Unafraid:** We are the first Cannabis Fund, invested in growth, production, expansion, monetization and grading.
4. **Forward thinking:** We are invested in *Kitchen Nation*. A tertiary nod to the explosive possibilities of Cannabis production for the future.
5. **Philosophy:** It's all connected. Each company is evaluated by its synergistic and exponential multiplier within the portfolio *Kitchen Nation* supports *Maui Raw* supports *Betterment* supports cannabis, supports... (See #1)



SYNERGISTIC SENSE:
THE MONEY OF IT.

1. Orthogonal incubates, invests and manages IP/IT in the Plant Science space and other disruptive technologies. We hold 11-50% equity in companies we incubate and invest in. Monetization of those companies is deployed to invest in new opportunities.
2. Returns come from investors selling shares at varying valuations, from the company being acquired, and/or monetization of assets in the future. If an Orthogonal company is acquired, investors receive an immediate distribution and a percentage of the income is also invested in new Orthogonal held companies.
3. Orthogonal is invested in well known companies as well as unknown startups that represent brilliant ideas in untapped markets like *Airbnb, Confident Cannabis, Meadow, Orange Fund 2, AdStage, Aisle50, Artamata, GazeHawk, InvoiceASAP, Quartzy, Real Crowd, TapToLearn, ShopGenius, Summon, Talkable, Videoo, Vidyard, WeFunder, WyzAnt, Reinmkr Capital, SericaPay*, and *Reinmkr Cannabis Fund*.
4. We are GAAP certified. This means we use Generally Accepted Accounting Principles for financial reporting, we define applicable concepts and principles specific to our business, and we follow all industry-specific rules and regulations.

1

A new world where
you belong
anywhere.



Airbnb is a hospitality concept currently available
in over 190 countries and millions of homes and
unique spaces around the world. By providing all
levels of price points and a quality system of vetting
both traveler and host, *Airbnb* has developed an
enthusiastic and growing audience around the world.

The value of bringing family and friends together
in a more intimate space, with the ability to break
bread and share meals that are home made from
the cozy, yet faraway, neighborhoods from Koyoto
to Kansas. Affordable, desirable, flexible and
dependable: hospitality has a new level of hospitality.

: **Proven Commodity.**
: **A permanent paradigm disruption in hospitality.**
: **High growth in new regions and business sectors.**
: **Y combinator company.**

2

**Making it big
in the kitchen.**



KITCHEN NATION

Kitchen Nation is certified professional rental kitchens across the United States where people build their food based dreams and get the support they need to build their concepts into sustainable businesses.

Offering immaculate working spaces, informative classes, events for like-minded individuals, entrepreneurial resources like communal buying and recipe development, and stocked with tools, professional equipment, and first level automation, *Kitchen Nation* is a food production machine. This company not only feeds a new vision of healthy consumption, but also a new paradigm around community, fiscal responsibility, and a leaner footprint on the planet.

: **A successful business expanding across the US with 10 additional locations.**
: **Currently establishes 40% margins.**
: **Helps individuals achieve business success.**



3

Legal Cannabis held to a higher standard.



The quality of cannabis, sold legally in dispensaries, has the potential to vary in chemical composition from one crop to the next. *Confident Cannabis* is a resource for lab testing to inform growers of the strength of their strain as well as its safety by discovering the presence of potentially unhealthy levels of pesticides, microbials and solvents. An online portal helps track consistency over time as well as comparative data to other local producers.

By providing this crucial information, growers establish more confidence and brand loyalty with their buyers. Producers adhere labels provided by Confident Cannabis to their product packaging. These labels provide testing information and assure consumers of a consistent and reliable product. A benefit to both buyers and consumers in the rapidly expanding cannabis market.

: **A unique service that provides a benefit to all participants in the cannabis market**
: **A high growth market opportunity**
: **Fills a void in the marketplace**
: **Elevates science, testing and health to products that are new to the open market**



4

Self love is the
basis for a long
and prosperous
business.



SURYA SPA

Surya Spa, the premier Ayurvedic Spa in America, unifies authentic Ayurvedic treatments, products and programs for detoxification, life-extension and a return to vibrant health and well-being. Surya provides services to a myriad of people of our everyday lives who seek a calm, centered presence under the spotlight.

Internationally acclaimed healer and founder Martha Soffer is the creator of highly personalized Panchakarma Programs and other world-class services that inspire a range of transformative effects. With the delicious results of Surya's innovation including the immensely popular gluten-free Almond Flour Breads, Healing Ayurvedic Bath Soaks, and Surya Spa's entry into the luxury hospitality space, Surya is poised to become the reference brand for Ayurveda in America.

: **A high growth company expanding at a 100% rate from 2015 to 2016.**
: **Riding a wave of exceptional PR support by well known persons in the entertainment industry.**
: **A balanced mix of services and unique, branded products.**

5

A paradigm shift
in the definition
of luxury.



SEEDS RESORTS

Seeds is a new vacation concept based on the
belief that "checking in" is more productive than
"checking out" and that the lasting effects of
time well spent can be transformational to life.
Seeds is a holistic new way of viewing vacation
as a time to honor learning, self knowledge,
self expression, health, awakenings, imagination,
and good, clean, natural living and fun.

Hopes and dreams for the future and lessons of
the past become the focus of education for
growth to seize the highest expression of yourself.
Flagship resort property on Maui, Hawaii.

: **Entrepreneurial venture.**
: **Charismatic leader and visionary.**
: **Social media influencer.**
: **Successful and recognized interior designer.**



6

Futures in CBDs, both financial and therapeutic.

Randy's Remedy
+
Cannaka

Randy's Remedy is an excellent source of natural cannabinoids found in hemp. Available in both ingestible drops or topical lotion, Randy's Remedy unlocks the body's natural healing abilities, promotes a healthy inflammatory response, boosts natural energy, improves focus and fosters a sense of well being. Safe and all natural, it complies with all state and federal regulations.

Randy's Remedy is powered by *Cannaka*, a botanically complete hemp ingredient made from a selected varietal, rich in phytonutrients. These products have no psychoactive effects. They restore balance to our bodies systems by supporting the endocannabinoid system. Cannaka products have not been shown to treat or prevent any disease but may improve symptoms related to conditions involving the immune and central nervous system and are a safe, natural way to improve symptoms related to chronic pain.

: **Leveraging a profound time in history for interest in the positive effects of CBDs on our health**
: **Health and science are two of the biggest growth categories in the economy**
: **A product that, once it is embraced for its benefits, is used over and over again**



7

A simple yet
universal and
addictive concept;
meet scale.

happy

Happy is a mobile app and a profound new mood enhancement tool that offers the support and encouragement of extraordinary people. Individuals experiencing life's everyday stresses and struggles are paired with exceptionally compassionate listeners over the phone, on demand, in an affordable and safe environment.

A work-force of gifted and vetted individuals offers non-judgmental, affirming acceptance to help callers gain a fresh perspective on challenges they may be struggling with. People who use the service are testament to the fact that some-one they did not know, who was not a therapist, was able to help them feel uplifted and more positive for the events occurring in their lives.

: **A coping mechanism for high-pressure lives**
: **Nominal cost, priceless benefit**
: **Universal appeal, surprisingly addictive**
: **Completely unique concept in the marketplace**

8

**A proven concept.
An evergreen
demand.**


**BOARD
BROKERS.com**

Boardbrokers is the preeminent online source for hardwood flooring. Customers lay the groundwork for an authentic, beautiful space with natural wood — be it home, Hospitality, or high-end retail. The most beautiful boards are certified by origin and sourced only from carefully curated and responsibly managed forests around the world. Planked with the skill and integrity of fine craftsman, every board is engrained with a meticulous attention to detail.

Choose from the entire spectrum of varieties from Certified European White Oak to Reclaimed Hardwoods, salvaged by Mennonites, and smoked and oiled by Boarbrokers. Boardbrokers reveals the wisdom of the material: distressed, antiqued, hand-rubbed — delivering a fine finish every time. Invest in the Foundation, build something solid. That's good advice for life - and wood floors.

: **A material that never goes out of style**
: **Competitive, automated, commodity product**
: **Responsible sourcing is paramount to the planet**
: **Multi-million dollar model**

9

Future foods is a growth industry.



Maui Raw makes healthy foods craveable by taking the delicious and nutrient-packed home-grown macadamia nut and turning it into a delicious and spreadable food of beauty. Using only organic macadamia nuts and the highest quality ingredients, we provide a healthy range of spreads from Fig 'n Curry to Chive & Lavender. And now dippers to go with offer two Mac Nosh Crackers dehydrated from a blend of fresh vegetables, organic nuts and seeds, and spices.

We believe that eating healthy typically comes from a conscious choice or a commitment. We are here to help food lovers achieve that commitment with wonderful flavors, fantastic taste, healthy probiotics, farm-to-table ingredients and a great selection, at an affordable price.

: **Growth opportunity.**
: **One taste and you will be hooked forever.**
: **Rapidly expanding line of delicious foods.**
: **Foods for the future.**

10

Delivery to your door.



Buy medical cannabis delivered from local dispensaries and receive delivery within the hour or less with Meadow. Sourced from reliable and proven sources and documented dosage for THC and CBD content, patients choose from Indica, Sativa, and Hybrid varieties.

Edibles from mints to candies and chocolates, and beverages from coffee to tea and tonics are available from a locally sourced dispensary near you. In the world of medical marijuana, this is a company that defines itself outside the boundaries of cultivator or purveyor. In so doing, Meadow ensure its legal position beyond the scope of federal reach and the tentative space that cannabis currently inhabits without broad Federal Approval. Meadow secures broad market penetration and reliability for its customers and when the time does come for nation wide legalization, Meadow is poised to conquer.

: **Eliminates potential negative stigma**
: **Recurring revenue streams**
: **Growth markets**



11

**Predictive power
for small
business.**

AQUILA

Aquila is a small business bank transaction data mining
and intelligence platform. Aquila is a data science company
that guides people to make the best decisions about their
business, forecasts the future potential of their business,
and empowers entrepreneurs to realize their full potential.
By tapping in to big data, Aquila offers small business owners
regional, current, and accurate financial information in their
specific industry to make more successful decisions and
mitigate the risk of expansion.

In addition to information, the platform offers lenders a
method to vet potential lending customers. Financial
institutions are provided information and access to this
underserved market of successful small businesses
poised for growth in their industry.

: **Serves a robust and underserved market**
: **Enables both lenders and borrowers**
: **Provides the leverage of big data to smaller enterprise**



12

Investment opportunities ripe for the picking.

Orange Fund II

What Y combinator does well, Orange Fund does, too. The singular most successful tech and startup incubator selects, curates, nurtures, invests in, and guides young companies and their management to create the winning companies of tomorrow. Then *Orange Fund II* dovetails this insight and experience by funding up to 20 companies from a select year's Y Combinator batch. Criteria includes: companies that produce goods and services investors know and use, customers embrace, and founders demonstrate the ability to execute on; proven and sustainable traction with robust data to prove it; side by side with other wise financiers.

Orange Fund II represents Y Combinator's Winter 2015 companies including: *Akido Labs, Bluesmart, Bonfire, Cleanly, Equipment Share, Final, Instavest, LabDoor, Mashgin, NexTravel, Outbound, Pakible, Paperspace, Perceptiv Labs, Smarking, Underground Cellar,* and *Worklife.*

: **Leverage the attractive power of Y combinator's machine**
: **Diversified investments around a proven model**
: **Pre-vetted, broadly supported, ground level opportunities**
: **All the latest and the greatest**

Star Players

  

   

1/
David Nikzad
Founder Orthogonal

You might call David a perpetual beginner, backer of the most disruptive entrepreneurs. He is an investor in Betterment, the $5B fund, an original investor in Y Combinator companies starting in 2009, and founder of *Reinmkr Satsang*. A rainmaker he is.

David has invested in start-up and emerging companies for the last fifteen years. With a keen eye for viability, profitability, and successful team building, he is known for recognizing companies that embody the bleeding-edge of success in time.

You might say all of this entrepreneurship ultimately found its Nirvana in a sixth sense for venture capital. David serves his true calling brilliantly by connecting great ideas with the potential for even more greatness through venture funding.

2/
Matthew Bartus
Lawyer

A partner in *Cooley*'s business department and Co-Chair of the Emerging Companies practice group. Matt is a pivotal player in the Silicon Valley deal-makers' scene. An instigator of hundreds of millions in financing and profits. Well versed in the art of the deal. Matt has seen it all, and thrives to tell the tales.

Orthogonal is, simply put, a lot of right ideas that go well together.

3/
AJ Gentile
Entrepreneur

Serial entrepreneur and founder of *Speed-Weed*, California's largest on-demand marijuana delivery service. A technology based, logistic focused technology founded in 2011 AJ successfully sold the company in 2016. It is now a multimillion dollar enterprise.

Orthogonal is a strategy that places both cutting edge technology and plant based medicines in the investor space.

4/
Jason Glasgow
Ground Matrix

Founder and CEO of a SF/LA group focused on conscious and inspired development of healthy, compelling spaces. *Ground Matrix*'s purpose is to serve the vision that everyone deserves to love where they live.

Orthogonal is a way of thinking to help the universe take a quantum leap forward.

5/
Jason Hobson
HB+D/reinmkr

Jedi. A founding partner of an "AV-Preeminent" Rated law firm, investor and developer, Jason brings light and an attitude of infinite possibility to business.

Orthogonol is high vibrational commerce.















6/
Scott Johnson
MOJO Thrive, INC.
Founder & Chief
Visionary

MOJO Thrive is on the bleeding edge of creating a fully integrated Health and Wellness community.

Orthogonal is non-overlapping, uncorrelated, or independent objects working in synchronicity.

7/
Jeremy Lorsong
WC Hardwood Floors, Inc.
Vice President/Sales

Flooring you to the most highest of quality in installation, sanding and refinish with endless possibilities of primitive finishes and design!

8/
Pam Patterson
14-forty

Founder and creative director for advertising agency focused on entrepreneurial energy for all stages of business success. *14-forty* connects imagination to desire in new-found ways.

Orthogonal is the intersect of karma and abundance.

9/
Wendy Peterson
Realtor and Entrepreneur

A real estate guru for residential and commercial property on Maui, Wendy is 6th generation Mauian. She has a passion for the island, its people, history and the true spirit of Aloha. Her roots go deep in the community and spirit of Hawaii.

Orthogonal is the future of investment strategy and success, based on a philosophy that pays dividends both financially and perhaps just as importantly – karmically.

10/
Christina Seeds
Founder Seeds Resorts

Christina is founder of *Seeds Luxury Resorts*, a modern hospitality sanctuary concept created to feed the soul and guide guests to their higher selves in a zero carbon emissions experience. Guests depart feeling better than ever resulting in a more magnificent life.

Orthogonal is the future. This is where everything begins… the desire to help others and heal others. It's how we help and heal ourselves.

11/
Roger Soffer
Surya Spa

CEO and Co-Founder of the premiere Ayurvedic Spa in the U.S., expanding through IPs, services, education and luxury hospitality to become the reference brand for Ayurveda in America.

Orthogonal is a synergistic collection of humans and businesses that each and together incorporate intelligence, strength and goodness for the betterment of life, from every angle.

12/
Jared Varzello
Lawyer

Jared is a corporate associate at *Cooley*, specializing in the start up world, helping founders form their companies, raise money, hire capable teams, grow business and navigate acquisitions.

Orthogonal is the best investment ideas, a team capable of recognizing power, capitalizing on lucrative ground-floor opportunities for the future.



JOIN ME

"People usually consider walking on water or in thin air a miracle. But I think the real miracle is not to walk either on water or in thin air, but to walk on earth. Every day we are engaged in a miracle we don't even recognize; a blue sky, white clouds, green leaves, the curious eyes of a child, our own two eyes. All is a miracle…" - Thich Nhat Hanh

Good business is about tapping this power." - David Nikzad

Join me and be a part of the deep connection and experience in the investment community. Gain access to my finely tuned intuition as demonstrated in a long-standing association with Y Combinator and WeFunder — companies pushing the bleeding edge of startup energy and newfound ingenuity for success.

Let's make good money and good Karma together. Rethink investment orthogonally: a new paradigm of good, meets good, making great things happen.

David

ORTHOGONAL



ORTHOGONAL

The Right Idea